UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

Sunterra Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

828395103
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 8, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 86787D208 Page 2 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    2,984,755 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                2,984,755 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,984,755 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

16.5 %

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D/A

CUSIP No. 86787D208 Page 3 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        2,984,755
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                2,984,755

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,984,755

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

16.5%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 86787D208 Page 4 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        2,984,755 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                2,984,755 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

2,984,755

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

16.5%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 6 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on August 9, 2002 relating to the Common Stock of Sunterra Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) As of the date of this filing, Grace beneficially owns
2,984,755 shares of Common Stock, representing approximately 16.5% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed the beneficial owner of 2,984,755 shares of Common Stock, or 16.5% of the outstanding shares of Common Stock. As general partner of Grace, Whitmore may be deemed the beneficial owner of 2,984,755 shares of Common Stock, 16.5% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon) 2,984,755 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
2,984,755 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
2,984,755 Shares

(c) The transactions effected by the Filers during the period from the last Schedule 13D filing of September 19, 2003 to the present are set forth in Schedule A.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: October 9, 2003

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore

Spurgeon Corporation

By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President

Page 6 of 6 Pages

SCHEDULE A

TRADE ACTIVITY FOR SUNTERRA CORPORATION EFFECTED BY GRACE
BROTHERS, LTD. FOR THE PERIOD FROM THE FILING OF THE
PREVIOUS 13D AMENDMENT TO OCTOBER 9, 2003. (ALL
ACTIVITY WAS EXECUTED ON THE THIRD MARKET)

                          Amount of      Price per
Date        Security      Shares Sold    Share
10/07/2003  Common Stock    105,000      $11.25
10/08/2003  Common Stock  1,000,000      $11.05
10/08/2003  Common Stock     52,500      $11.10
10/09/2003  Common Stock     27,400      $11.10
10/09/2003  Common Stock     50,000      $11.10
